March 31, 1998




W. R. Grace & Co.
W. R. Grace & Co.-Conn.
One Town Center Road
Boca Raton, Florida  33486-1010

Ladies and Gentlemen:

               We have acted as special counsel to W. R. Grace & Co. ("Grace"), a Delaware corporation, in connection with:

           (i) the distributions (the "Distributions")  (a) to Grace by W.
     R. Grace & Co.-Conn. ("Grace-Conn."), a Connecticut corporation and a wholly-owned subsidiary of Grace, of all of the outstanding stock of Cryovac, Inc. ("Packco"), a Delaware corporation and a wholly owned subsidiary of Grace-Conn. following the contribution (the "Packco Contribution") of the assets and liabilities of Grace-Conn.'s packaging business to Packco, and (b) by Grace pro rata to the holders of its common stock of all the issued and outstanding common stock of Grace Specialty Chemicals, Inc., a Delaware corporation ("New Grace"), following the contribution (the "New Grace Contribution") by Grace to New Grace of all of the outstanding stock of Grace-Conn.;

          (ii) the merger of Packco Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Grace, with and into Sealed Air Corporation, a Delaware Corporation ("Sealed Air") (the "Merger");and

         (iii) the recapitalization of Grace common stock immediately prior to the Merger;

all of the foregoing upon the terms and conditions as set forth in the Distribution Agreement by and among Grace, Grace-Conn. and New Grace dated as of March 30, 1998 (the "Distribution Agreement"), and the Agreement and Plan of Merger by and among Grace, Merger Sub and Sealed Air dated as of August 14, 1997 (the "Merger Agreement", and together with the Distribution Agreement, the "Agreements"). Reference is hereby made to Section 7.1(e) of the Merger Agreement.

               Any capitalized term used and not defined herein has the meaning given to it in the Tax Sharing Agreement by and among Grace, Grace-Conn. and Sealed Air dated as of March 30, 1998.

               In this connection, we have reviewed: (i) the Certificate of Incorporation and By-laws of each of Grace, Grace-Conn., New Grace, Packco, and Merger Sub, as currently in effect and as they are proposed to be amended prior to the Distributions; (ii) the Agreements; (iii) certain resolutions adopted by the Board of Directors of each of Grace, New Grace, Grace-Conn. and Sealed Air; (iv) a letter from each of Credit Suisse First Boston Corporation and Merrill Lynch & Co. relating to the convertible preferred stock to be issued in the recapitalization; and (v) such other documents, records and papers as we have deemed necessary or appropriate in order to give the opinions set forth herein. For purposes of the opinion set forth below, we have relied, with the consent of Grace and Grace-Conn. and with the consent of Sealed Air, upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in the Tax Matters Certificates of the officers of Grace-Conn., Packco and Sealed Air (copies of which are attached hereto and which are incorporated herein by reference), which certificates we have assumed will be complete and accurate as of the Effective Time. We have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies.

               We have also assumed that the transactions contemplated by the Agreements will be consummated in accordance with the provisions of the Agreements and the exhibits thereto and that the Merger will qualify as a statutory merger under the applicable laws of the State of Delaware. We have also assumed that no "5-percent shareholder", within the meaning of Section 1.367(e)-1T of the Treasury Regulations, will receive shares of New Grace in the Distribution of New Grace by Grace.

               Based upon such examination and review and subject to the foregoing, it is our opinion that, under presently applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder:

               1. Each of the Distributions will be a transaction described in Section 355(a), and the Packco and New Grace Contributions will each be a reorganization described in Section 368(a)(1)(D) of the Code, and accordingly:

                   (a) No gain or loss will be recognized by the shareholders of Grace solely by reason of the Distributions; and

                   (b) Pursuant to Section 355(c) and Section 361(c), no gain or loss will be recognized by either Grace or Grace-Conn. pursuant to
Section 311 of the Code solely by reason of the Distributions, the New Grace Contribution or the Packco Contribution.

               2. No gain or loss will be recognized by Grace or its shareholders (except, in the case of Grace's shareholders who receive cash in lieu of fractional shares, for gain recognized with respect to such fractional shares) solely as a result of Grace's issuance of preferred stock pursuant to the recapitalization of Grace immediately prior to the Merger.

               We render no opinion as to the federal income tax consequences to the shareholders of Grace of the recapitalization of Grace immediately prior to the Merger nor as to the consequences of the Distributions, the New Grace Contribution, the Packco Contribution and the Merger under any other provisions of the Code (including Section 482) or state, local or foreign income tax laws.

               This opinion may not be applicable to Grace shareholders who received their Grace common stock pursuant to the exercise of employee stock options or otherwise as compensation or who are not citizens or residents of the United States.

               We are furnishing this opinion solely in connection with the transactions contemplated by the Agreements, and it is not to be relied upon, used, circulated, quoted, or otherwise referred to for any other purpose or by any other party without our consent.

               We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4, including any post-effective amendments thereof, of Grace relating to the Merger. In addition, we consent to the reference to us under the captions "The Reorganization and Merger,"
"The Distribution and Merger Agreements" and "Legal Matters" in the Joint Proxy Statement/Prospectus, dated as of February 17, 1998. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                        Very truly yours,


                                        /s/ WACHTELL, LIPTON, ROSEN & KATZ